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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                        Under the Securities Act of 1934

                               (Amendment No. 1)*


                Westinghouse Air Brake Technologies Corporation
                -----------------------------------------------

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  960386-10-0
                                  -----------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                            |_|  Rule 13d-1(d)

                            |_|  Rule 13d-1(c)

                            |X|  Rule 13d-1(b)



----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------

CUSIP No.   960386-10-0                    13G             Page  2  of  5  Pages
           ------------                                         ---    ---

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RAC Voting Trust
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)    [ ]
                                                             (b)    [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                                     5   SOLE VOTING POWER

                                         0
                                               (See Item 4 for explanation)
                                     -------------------------------------------
         NUMBER OF                   6   SHARED VOTING POWER
          SHARES
        BENEFICIALLY                     0
         OWNED BY
           EACH                      ------------------------------------------
         REPORTING                   7   SOLE DISPOSITIVE POWER
          PERSON
           WITH                          0

                                               (See Item 4 for explanation)
                                     ------------------------------------------
                                     8   SHARED DISPOSITIVE POWER

                                         0

-------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0     (See Item 4 for explanation)

-------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%
-------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      00
-------------------------------------------------------------------------------



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Item 1(a)    Name of Issuer.
---------    --------------

             Westinghouse Air Brake Technologies Corporation

Item 1(b)    Address of Issuer's Principal Executive Offices.
---------    -----------------------------------------------

             1001 Air Brake Avenue
             Wilmerding, PA  15148

Item 2(a)    Name of Person Filing.
---------    ---------------------

             RAC Voting Trust

Item 2(b)    Address of Principal Business Office, or if None, Residence.
---------    ------------------------------------------------------------

             Westinghouse Air Brake Technologies Corporation
             1001 Air Brake Avenue
             Wilmerding, PA  15148

Item 2(c)    Citizenship.
---------    -----------

             United States

Item 2(d)    Title of Class of Securities.
---------    ----------------------------

             Common Stock, par value $.01 per share (the "Shares")

Item 2(e)    CUSIP No.
---------    ---------
             960386-10-0

Item 3       Statement Filed Pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).
------       -----------------------------------------------------------------

             None of the categories is applicable to any of the undersigned.

Item 4       Ownership.
------       ---------

             As calculated under Rule 13d-3, the Voting Trust no longer beneficially owns any Shares. The Voting Trust previously had the sole power to vote the Shares pursuant to the Second Amended Voting Trust/Disposition Agreement dated as of December 13, 1995. The Voting Trust had no power to dispose or to direct the disposition of the Shares. The Second Amended and Restated Voting Trust terminated on January 1, 2000.




                                Page 3 of 5 pages



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Item 5       Ownership of Five Percent or Less of a Class.
------       --------------------------------------------

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6       Ownership of More than Five Percent on Behalf of Another Person.
------       ----------------------------------------------------------------

             Inapplicable.

Item 7       Identification and Classification of the Subsidiary Which Acquired
------       the Security Being Reported on by the Parent Holding Company.
             ------------------------------------------------------------------

             Inapplicable.

Item 8       Identification and Classification of Members of the Group.
------       ----------------------------------------------------------

             Inapplicable.

Item 9       Notice of Dissolution of Group.
------       ------------------------------

             Inapplicable.

Item 10      Certification.
-------      -------------

             Inapplicable.





                                Page 4 of 5 pages




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                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                             RAC VOTING TRUST


                                             /s/ Robert J. Brooks
                                             ----------------------------------
                                                 Trustee


Dated: February 11, 2000






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